

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Emmanuel Dulac
Chief Executive Officer & President
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

  Re: Zealand Pharma A/S
    Form 20-F for the Fiscal Year Ended December 31, 2018
    Filed March 15, 2019
    File No. 001-38178

Dear Mr. Dulac:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance